

16014774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35853

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2016
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway, NW Suite 150
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandler & Company, P.C.
(Name – *if individual, state last, first, middle name*)

144 Gould Street (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, INC., as of February 20, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


PATRICIA A. MANCUSO
Notary Public - State of Florida
My Comm. Expires Mar 1, 2018
Commission # FF 088290
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFG EQUITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

CONTENTS

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULE

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of TFG Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("the Schedule"), has been subjected to audit procedures performed in conjunction with the audit of TFG Equities, Inc.'s financial statements. The Schedule is the responsibility of TFG Equities, Inc.'s management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content is presented in conformity with 17 C.F.R. Sec. 240.17a-5. In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.



Needham, Massachusetts
February 20, 2016

TFG EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	$ 14,335
Accounts Receivable - Other	$ 150
TOTAL ASSETS	$ 14,485

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value:	
Authorized 10,000 shares, issued and outstanding 5,000 shares	$ 5,000
Additional paid-in capital	1,383,878
Accumulated deficit	(1,374,393)
TOTAL STOCKHOLDER'S EQUITY	14,485
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,485

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

EXPENSES		
Administrative services	$	6,804
Rent		6,072
Accounting fees		5,000
Office expense		4,740
NASD and other fees		7,291
Telephone		1,056
TOTAL EXPENSES		30,963
NET LOSS	$	(30,963)

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional	Accumulated	
	Shares	Amounts	Paid-in Capital	Deficit	Total
BALANCE AT BEGINNING OF YEAR	5,000	$ 5,000	$ 1,353,878	$ (1,343,430)	$ 15,448
ADDITIONAL PAID-IN CAPITAL	-	-	30,000	-	30,000
NET LOSS	-	-	-	(30,963)	(30,963)
BALANCE AT END OF YEAR	5,000	$ 5,000	$ 1,383,878	$ (1,374,393)	$ 14,485

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS - DIRECT METHOD

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash paid out	$ (30,813)
NET CASH USED BY OPERATING ACTIVITIES	(30,813)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000
NET DECREASE IN CASH	(813)
CASH AT BEGINNING OF YEAR	15,298
CASH AT END OF YEAR	$ 14,485

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS - DIRECT METHOD

YEAR ENDED DECEMBER 31, 2015

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:	
Net loss	$ (30,963)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets:	
Other receivable	(150)
Changes in operating liabilities:	
Accounts payable	-
TOTAL ADJUSTMENTS	-
NET CASH USED BY OPERATING ACTIVITIES	$ (30,813)

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 – BUSINESS

Organization – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships and, in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company is wholly owned by The Tudor Trust.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

The Company is required to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Any interest and penalties recognized associated with a tax position would be reflected in income tax expense in the Company's financial statements. Currently, tax years 2012-2015 are open and subject to examination by the Internal Revenue Service and the Massachusetts Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end December 31, 2015.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TFG EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $14,485 at December 31, 2015. The minimum net capital requirement is $5,000.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in administrative services, rent (as a tenant-at-will), office expense, and telephone are charges by The Finch Corporation, an affiliate of the stockholder for the Company's allocable share of expenses which amounted to $18,672.

NOTE 5 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2016, the date of the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

TFG EQUITIES, INC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2015

Total ownership equity from statement of financial condition	$ 14,485
Deduct ownership equity not allowable for capital	-
Total ownership equity qualified for capital	14,485
Less haircuts on securities	-
Net capital	$ 14,485
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital required (greater of 6-2/3% of total aggregate indebtedness and minimum dollar net capital required)	$ 5,000
Excess net capital (net capital less net capital required)	$ 9,485
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 8,485
Total aggregate indebtedness from statement of financial condition	$ -
Percentage of aggregate indebtedness to net capital	0.00%

See Independent Accountant's Report

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494
Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) TFG Equities, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which TFG Equities, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) TFG Equities, Inc. stated that TFG Equities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. TFG Equities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TFG Equities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 20, 2016

TFG Equities, Inc.
Statement Regarding Exemptive Provision
Under Rule 15C3-3
December 31, 2015

TFG Equities, Inc. claims exemption from SEC Rule 15c3-3 under subsection (k)(2)(i), Special Account for the Exclusive Benefit of Customers maintained, as it maintains no margin accounts, does not otherwise hold funds or securities, hold customer accounts and does not effectuate financial transactions between the broker dealer and customers.

Therefore, the computation for determination or reserve requirements pursuant to Rule 15c3-3 and information relating to the possessions or control requirement per Rule 15c3-3 are not applicable.

The Company has met the identified exemption provision throughout the year, without exception.

Signature: 
Dennis H. Blackinton, President